Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except for ratios)

	Predecessor Company		Successor Company
		Seven Months	Five Months				Three Months
	Year Ended	Ended	Ended		Year Ended		Ended
	December 31,	July 31,	December 31,	December 31,			March 31,
	2003	2004	2004	2005	2006	2007	2007	2008
Computation of earnings:
Income (loss) before income taxes, cumulative effect of change in accounting principle, minority interests in consolidated subsidiaries and equity in net loss of investee	$(589,924)	$923,544	$(2,170)	$52,331	$(17,196)	$(38,069)	$(23,391)	$(6,556)
Fixed charges	102,853	14,768	24,622	58,547	106,649	209,132	44,771	59,006
Capitalized interest, net	2,691	1,570	—	(8,719)	(15,861)	(42,811)	(10,081)	(12,367)

Total earnings	$(484,380)	$939,882	$22,452	$102,159	$73,592	$128,252	$11,299	$40,083

Computation of fixed charges:
Interest expense	$83,371	$4,195	$16,594	$38,784	$78,047	$166,785	$37,167	$46,394
Estimated interest expense portion of rent expense (1)	19,482	10,573	8,028	19,763	28,602	42,347	7,604	12,612

Total fixed charges	$102,853	$14,768	$24,622	$58,547	$106,649	$209,132	$44,771	$59,006

Ratio of earnings to fixed charges		63.6x		1.7x

Deficiency of earnings to fixed charges	$(587,233)		$(2,170)		$(33,057)	$(80,880)	$(33,472)	$(18,923)

(1)	One third of rent expense is deemed to be representative of interest.